UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

STAGWELL INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

552697104

(CUSIP Number)

Hristo Dimitrov

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Katherine M. Krause, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017 (212) 455-2260

June 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,981,022 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,981,022 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,981,022 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-CO

CUSIP No. 552697104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Goldman Sachs & Co. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,981,022 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,981,022 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,981,022 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD-IA

CUSIP No. 552697104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Broad Street Principal Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,847,220 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,847,220 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,847,220 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 552697104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS StoneBridge 2017, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,847,220 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,847,220 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,847,220 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 552697104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS StoneBridge 2017 Offshore, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,847,220 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,847,220 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,847,220 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 552697104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Bridge Street Opportunity Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,847,220 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,847,220 (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,847,220 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (See Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 10 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 15, 2017, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on March 24, 2017, Amendment No. 2 filed by the Reporting Persons on March 14, 2019, Amendment No. 3 filed by the Reporting Persons on December 23, 2020, Amendment No. 4 filed by the Reporting Persons on April 21, 2021, Amendment No. 5 filed by the Reporting Persons on July 13, 2021, Amendment No. 6 filed by the Reporting Persons on August 4, 2021, Amendment No. 7 filed by the Reporting Persons on November 8, 2021, Amendment No. 8 filed by the Reporting Persons on March 14, 2023 and Amendment No. 9 filed by the Reporting Persons on June 8, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends Item 2 of the Original Schedule 13D by replacing in their entirety Schedules I, II-A, and II-B, incorporated therein by reference, with Schedules I, II-A, and II-B hereto, respectively, which Schedules I, II-A, and II-B are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 through the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)-(b) Calculations of the percentage of Class A Shares beneficially owned are based on (i) 117,581,272 Class A Shares outstanding as of April 29, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 2, 2024 less (ii) 4,000,000 Class A Shares which were repurchased by the Issuer from certain of the Reporting Persons.

As of June 13, 2024, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 12,981,022 Class A Shares of the Issuer (representing approximately 11.4% of the total number of Class A Shares), which number includes 133,802 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities and 12,847,220 Class A Shares directly held by BSPI and the Employee Funds. The other Reporting Persons may be deemed to share beneficial ownership of the 12,847,220 Class A Shares of the Issuer (representing approximately 11.3% of the total number of Class A Shares) directly held by BSPI and the Employee Funds.

This Amendment amends and restates the tenth and eleventh paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

On June 13, 2024, each of BSPI, SB Employee Fund and SB Employee Fund Offshore (together the “Sellers”) entered into a Share Repurchase Agreement with the Issuer (the “Share Repurchase Agreement”). Pursuant to the Share Repurchase Agreement, the Issuer repurchased from the Sellers 3,326,301, 497,393 and 176,306 Class A Shares respectively at a price of $6.34 per share, for an aggregate purchase price of $25,360,000.00.

Except as otherwise set forth herein, no transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the prior sixty days.

Item 7. Material to Be Filed as Exhibits.

This Amendment amends and supplements Item 7 as follows:

Exhibit No.	Description

99.9

Powers of Attorney relating to The Goldman Sachs Group, Inc., Goldman Sachs & Co. LLC,

Broad Street Principal Investments, L.L.C., StoneBridge 2017, L.P., StoneBridge 2017 Offshore, L.P. and

Bridge Street Opportunity Advisors, L.L.C. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2024

The Goldman Sachs Group, Inc.

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney in Fact

Goldman Sachs & Co. LLC

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney in Fact

StoneBridge 2017, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Crystal Orgill
Name:	Crystal Orgill
Title:	Attorney in Fact

SCHEDULE I

The name of each director and executive officer of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Carey Halio	Global Treasurer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; General Counsel of NBCUniversal
Kevin R. Johnson	Former President and Chief Executive Officer, Starbucks Corporation
Ellen J. Kullman	Executive Chair, Carbon 3D, Inc.
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Thomas K. Montag	Chief Executive Officer of Rubicon Carbon LLC
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

SCHEDULE II-A

The name and principal occupation of each member of the Goldman Sachs Asset and Wealth Management Private Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows: The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Jose Barreto, Michael Bruun, James Reynolds and Michele Titi-Cappelli is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Adrian M. Jones is a citizen of Ireland; Harsh Nanda is a citizen of India; each of Nicole Agnew and Gregory Olafson is a citizen of Canada; James Reynolds is a citizen of France; Michele Titi-Cappelli is a citizen of Italy; Beat Cabiallavetta is a citizen of Switzerland; Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

NAME	PRESENT PRINCIPAL OCCUPATION
Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Jose Barreto	Managing Director of Goldman Sachs International
Michael Bruun	Managing Director of Goldman Sachs International
Beat Cabiallavetta	Managing Director of Goldman Sachs & Co. LLC
Hristo Dimitrov	Managing Director of Goldman Sachs & Co. LLC
Lou D’Ambrosio	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Richard Friedman	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Thomas R. McAndrew	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Managing Director of Goldman Sachs & Co. LLC
James Nolan	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Saba Shikari	Managing Director of Goldman Sachs & Co. LLC
Maxine Sleeper	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

All executive officers listed below are United States citizens, except as follows: Adrian M. Jones is a citizen of Ireland; James Garman is a citizen of the United Kingdom; and Gregory Olafson is a citizen of Canada.

NAME	POSITION	PRESENT PRINCIPAL OCCUPATION
Richard A. Friedman	President	Managing Director of Goldman Sachs & Co. LLC
Darren Cohen	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Adrian M. Jones	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
James Garman	Executive Vice President	Managing Director of Goldman Sachs & Co. LLC
Hristo Dimitrov	Secretary & Assistant General Counsel	Managing Director of Goldman Sachs & Co. LLC